May 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Orbsat Corp.
Registration Statement on Form S-1
Registration No. 333-253027

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Orbsat Corp., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on May 27, 2021, or as soon thereafter as possible on such date.

Very truly yours,

Orbsat Corp.

By:	/s/ David Phipps
Name:	David Phipps
Title:	Chief Executive Officer